Room 4561

August 30, 2006

Ronald P. Vargo
Executive Vice President and Chief Financial Officer
Electronic Data Systems Corporation
5400 Legacy Drive
Plano, TX 75024

> **Re:** **Electronic Data Systems Corporation**
> **Forms 8-K Filed on February 8, May 2 and August 1, 2006**
> **File No. 1-11779**

Dear Mr. Vargo,

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosures. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 8-K filed on February 8, May 2 and August 1, 2006

1. Refer to your discussion of pro forma net income, pro forma EPS and pro forma operating margin throughout your press releases furnished in the above referenced Forms 8-K.

    a. These amounts appear to represent non-GAAP measures and should be identified as such. Presentation of these measures in documents furnished in Form 8-K must comply with Item 10(e)(1)(i) of Regulation S-K. Refer to the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8. In future filings, revise accordingly.

b. Pro forma terminology has very specific meaning in accounting literature, applying only to certain disclosures required by GAAP and by Article 11 of Regulation S-X. In future filings, revise your presentation to omit the pro forma terminology when referring to your non-GAAP information or tell us why you believe your use of this term is appropriate.

2. Within the Notes to the Summary of Results of Operations within your press releases, your discussion of basic and diluted earnings per share excluding certain costs. These measures should be clearly identified as non-GAAP measures and disclosure should be revised to comply with the requirements of Item 10(e)(1)(i). Refer to the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

3. With regard to your presentation of free cash flow, we note that you have reconciled the measure to the net decrease in cash and cash equivalents. Since all companies do not calculate free cash flows in the same manner, revise future filings to alert investors to the fact that the measure presented may not be comparable to similarly titled measures reported by other companies and to disclose all material limitations of the measure. Refer to Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 13.

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As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

Stephen G. Krikorian
Branch Chief - Accounting